Exhibit 99.2

SUMMARY OF TERMS AND CONDITIONS
FOR PROPOSED INVESTMENT IN TELESAT LIGHTSPEED LEO PROJECT

This Summary of Terms and Conditions (the “Term Sheet”) is provided on a confidential basis and is for convenience of reference only. This document may be used solely for discussion purposes and cannot be construed as creating an obligation to advance funds, purchase equity or to reach an agreement on definitive terms and conditions. The Loan and the Equity Investment (collectively, the “Investments”) (each as defined below) will only be established upon completion of definitive documentation which will contain the terms and conditions set out in this Term Sheet in addition to such other representations, warranties, covenants, indemnities, defaults, and other terms and conditions (including fees and expenses, increased costs, tax (including customary gross-up and indemnity provisions for any non-resident withholding tax) and other provisions) as the Government of Canada or one of its Crown corporations (“Canada”) may reasonably require which are usual and customary for transactions of this nature. The Investments will be in all respects subject to, among other things, ongoing due diligence, negotiation of satisfactory binding legal documentation and required governmental approvals. Capitalized terms used below and not defined have the meanings given to such terms on Schedule “A” to this Term Sheet.

A. DEBT INVESTMENT

Borrower	Telesat Leo Inc., a company organized under the laws of Canada (the “Borrower” or “Telesat LEO”)
Lender	Canada (the “Lender”)
Type and Amount	Non-revolving unsecured term loan (the “Loan”) in the principal amount of up to C$790,000,000 (the “Principal Amount”). For the avoidance of doubt if all the conditions to Closing and Advance of the Investments, set out in Section C below are satisfied, or waived by Canada, the Principal Amount shall be C$790,000,000
Purpose	The Loan will be used exclusively for working capital and operational purposes in connection with Project LEO
Availability	The Loan will be available in one or multiple advances (to be agreed between the Lender and the Borrower) upon satisfaction of all conditions set out in the section entitled “Conditions to Closing and Advance of the Investment”
Interest Rate	Commencing on the Project Completion Date, 2% per annum, payable semi-annually in arrears or capitalized at the option of the Borrower
Ranking

Subordinated in terms of ranking and priority to the Senior Loans. Pari passu in terms of ranking and priority with other unsecured debt, including for certainty any debt that is part of the IQ Investment. Senior in terms of ranking and priority to any existing or future related party or shareholder debt.

See further section C below.

Maturity	The date that is 20 years from the Closing Date (the “Maturity Date”).
Repayment	The Principal Amount and all accrued and unpaid interest thereon will be due and payable on the Maturity Date
Security / Collateral	Unsecured

Voluntary Prepayment prior to Maturity	No ability to prepay prior to Maturity Date
Affirmative Covenants	Customary for transactions of this nature and (except for the Benefit to Canada Clauses) no more onerous than the affirmative covenants applicable to the Senior Loans, and which shall include the following:
The Borrower and Telesat Parent shall provide the following affirmative covenants:
General:
	a)	Borrower and Telesat Parent to remain Canadian-controlled corporations and headquartered in Ottawa, Ontario until at least 2041
Employment:
	b)	Telesat Parent will retain a minimum of 500 Full Time Equivalent employees in Canada annually from 2025 to 2032, with the agreed minimum average salary, subject to market-based annual salary escalation
	c)	Telesat Parent will retain a minimum of 700 Full Time Equivalent employees in Canada from 2033 to 2037, with the agreed minimum average salary, subject to market-based annual salary escalation
Operating Expenditures:
	d)	Annual Canadian based operating expenditures of Telesat Parent to exceed $[********] from 2025 to 2032
	e)	Total Canadian based operating expenditures of Telesat Parent to exceed $[********] from 2021 to 2032
	f)	Total Canadian based operating expenditures of Telesat Parent to exceed $[********] from 2033 to 2037
(definition of operating expenditures as used in items (d), (e) and (f) above to exclude staffing costs and to be otherwise mutually agreed and set out in the Definitive Documentation)
Capital Expenditures (the following covenants in items (g), and (h) being the “Capital Expenditure Covenant”):
	g)	Telesat LEO to commit that Canadian based Generation 1 capital expenditures from 2020 to 2026 will be a minimum of C$1.00 billion of total Generation 1 capital expenditures, excluding launch, insurance and dispenser
	h)	Telesat LEO to commit that Canadian based Generation 2 capital expenditures from 2026 to 2036 will be the lesser of (A) C$2.6 billion or (B) 50% of total Generation 2 capital expenditure, excluding launch, insurance and dispenser (the “Capital Expenditure Gen 2 Minimum Amount”)
(definition of capital expenditures as used in items (g) and (h) above to be mutually agreed and set out in the Definitive Documentation)

Strategic Innovation Fund Agreement:
	i)	Maintain each of the commitments set out in the Strategic Innovation Fund Agreement, including the commitment to invest C$[********] in research and development in Canada as set out therein
Other Commitments:
	j)	Telesat Parent to provide a total of C$800,000 in annual post-secondary scholarships from 2021 to 2032, with a focus on Canadian women in STEM programs
	k)	Telesat Parent to hire 100 co-op students in STEM programs from Canadian post-secondary institutions from 2021 to 2032 with a focus on diversity
(collectively, the “Benefit to Canada Clauses”)

Incentive with Respect to Generation 2 Capital Expenditure	If the Generation 2 capital expenditures from 2026 to 2036 exceed the Capital Expenditure Gen 2 Minimum Amount by the amounts set out below (being the “Gen 2 Excess”), then the Principal Amount shall be reduced so that the following amounts will be due and payable on the Maturity Date:

	Amount of Gen 2 Excess	Amount Payable on Maturity
	At least C$[********] but less than $[********]	90% of the Principal Amount and all accrued and unpaid interest thereon
	At least C$[********] or greater	80% of the Principal Amount and all accrued and unpaid interest thereon

Negative Covenants	Customary for transactions of this nature and no more onerous than the negative covenants applicable to the Senior Loans.
Financial Covenants	None
Information Rights and Reporting	Customary for transactions of this nature and including for certainty all reporting delivered to the Senior Lenders in connection with the Senior Loan and any other reporting provided to other financing sources and such other reporting as may be required by Canada including with respect to the Benefit to Canada Clauses.
Representations and Warranties	Customary for transactions of this nature and no more onerous than the representations and warranties applicable to the Senior Loans.
Events of Default	Customary for transactions of this nature and no more onerous than the events of default applicable to the Senior Loans and subject to cure periods to be agreed and, for certainty, shall include a Change of Control and a cross-default to the Strategic Innovation Fund Agreement and the Funding Agreement.

Remedies with respect to Benefit of Canada Clauses	In the event of non-compliance by the Borrower or Telesat Parent, as applicable, with the Benefit to Canada Clauses, the following shall apply:
	a)	The Borrower and/or Telesat Parent, as applicable, and Canada shall engage in a resolution process substantially similar as the process set out in Schedule 6 to the Strategic Innovation Fund Agreement (the “Resolution Process”), which process may take into account, where applicable, any delay in in-service date, delay in commercial uptake of the service and/or any inability to meet the Capital Expenditure Covenant due to the lack of a market in Canada for content which is competitive as regards cost, performance, reliability and schedule;
	b)	If non-compliance with the Capital Expenditure Covenant is not resolved by the Resolution Process, the Borrower and Canada shall engage in a dispute resolution process overseen by an independent third party (mutually agreeable terms and format to be set out in the Definitive Documentation) (the “Third Party Resolution Process”);
	c)	If the non-compliance is not resolved by the Resolution Process or if the Third Party Resolution Process does not result in a binding decision, then Canada may exercise one or more of the following remedies:
		i.	Suspend the ability of the Borrower to request a further advance of the Loan to the extent that any of the Principal Amount has not yet been advanced;
		ii.	Increase the interest rate applicable to the Loan by a mutually agreeable amount to be set out in the Definitive Documentation; and
		iii.	Require the Borrower and/or Telesat Parent to pay liquidated damages to Canada in a mutually agreeable amount to be set out in the Definitive Documentation provided that, the combined impact of any increased interest payable under (ii) and liquidated damages payable under (iii) for failure to meet the Capital Expenditure Gen 2 Minimum Amount shall not exceed C$75,000,000 in the aggregate.
Any payment of liquidated damages in (c)(iii) will be subordinated and postponed to the repayment of any amounts due to the Senior Lenders.

Assignment	No assignment by the Borrower without consent of the Lender. Subject to the assignee acceding to the Subordination and Direct Agreement thereby providing covenants on the same terms as Canada provides to the Senior Lenders, Lender shall be permitted to assign all or part of the Loan (i) to any Crown corporation (as used in this Term Sheet, such term shall have the meaning set out in the Financial Administration Act (Canada)) without the consent of the Borrower and (ii) to any other Person with the prior written consent of the Borrower, not to be unreasonably withheld, and for so long as any amounts are owing to the Senior Lenders, with the prior written consent of the Senior Lenders.

B. EQUITY INVESTMENT

1. Preferred Share Terms

Preferred Shares	Preferred Shares of Telesat LEO (“Canada Preferred Shares”).
Subscription Amount	Up to C$650,000,000 (“Subscription Amount”) with a per share subscription price of C$100 (the “Redemption Price”). For the avoidance of doubt if all the conditions to Closing and Advance of the Investments, set out in Section C below are satisfied, or waived by Canada, the Subscription Amount shall be C$650,000,000.
Dividend	Cumulative and compounding preferred dividend at 1% per annum until Project Completion Date, thereafter 5.5% per annum. Any dividend not paid in cash on the Canada Preferred Shares in a year shall be paid in kind (PIK).
Voting Rights	Non-voting except as provided by law and except for the veto rights described under “Governance Rights”.
Redemption at Option of Holder	At any time on or after 11.5 years from the Closing Date with respect to C$200,000,000 and at any time on or after 15 years from the Closing Date with respect to C$450,000,000 (the “Exit Date”), Canada will have the right to require Telesat LEO to redeem all of the outstanding Canada Preferred Shares at a price per share equal to the Redemption Price plus accrued and unpaid dividends (whether or not declared), unless Telesat LEO is prohibited by the Canada Business Corporation Act (“CBCA”) governing distributions to shareholders or by terms of the Senior Loans. Any redemption referred to above will be subordinated and postponed to the repayment of any amounts due to the Senior Lenders.
Put Right in favour of Holder	If Telesat LEO is prohibited from redeeming the Canada Preferred Shares for any reason on or after the Exit Date, Canada will have the right to require Telesat LEO Holdings or any other shareholder of Telesat LEO which is a member of the Telesat Group (each a “Telesat Shareholder”) to purchase all of the outstanding Canada Preferred Shares at a price per share equal to the Redemption Price plus accrued and unpaid dividends (whether or not declared); provided that if the Telesat Shareholders are unable or otherwise prohibited from purchasing all of the outstanding Canada Preferred Shares, then Telesat Corporation will be required to purchase, or cause one of its affiliates to purchase, all of the outstanding Canada Preferred Shares.
Early Repurchase at Option of Telesat Shareholders	At any time after 5 years from the Closing Date, any Telesat Shareholder shall have the right to purchase the Canada Preferred Shares at a purchase price per share equal to the Redemption Price plus accrued and unpaid dividends (whether or not declared). No IQ Preferred Shares may be redeemed by Telesat LEO or repurchased by Telesat Shareholders at the option of Telesat LEO or Telesat Shareholders unless an amount of Canada Preferred Shares having an equal aggregate Redemption Price are concurrently redeemed or repurchased.
Early Redemption at Option of Telesat LEO	Unless prohibited by the CBCA governing distributions to shareholders or by the terms of the Senior Loans, the Canada Preferred Shares will be redeemable at any time after 5 years from the closing date, in whole or in part, at the option of Telesat LEO at a price per share equal to the Redemption Price plus accrued and unpaid dividends (whether or not declared). No IQ Preferred Shares may be redeemed by Telesat LEO or repurchased by Telesat Shareholders at the option of Telesat LEO or Telesat Shareholders unless an amount of Canada Preferred Shares having an equal aggregate Redemption Price are concurrently redeemed or repurchased.

Reduction of Redemption Price	If all Project Milestones (defined below) are achieved by Telesat LEO by the dates specified, the Redemption Price shall be reduced by 15% (to C$85 per Canada Preferred Share) (with a corresponding adjustment to any accrued and unpaid dividends) (the “Redemption Price Reduction”).

Project Milestones	One half of the Redemption Price Reduction referred to above will occur upon the attainment of each of the following milestones:
	1.	by December 31, 2024 (i) a minimum of [********] satellites are in service in the polar constellation, (ii) service to Canada has commenced and (iii) the total volume of customer orders on Telesat LEO’s books (the “Total Backlog”) has reached a minimum of C$[********]; and
	2.	by December 31, 2025 (i) a minimum of [********] satellites are in service, (ii) Telesat LEO meets the Capacity Pool (as defined in the Funding Agreement) and has in place the appropriate ground and user infrastructure needed in order to offer services in Canada and (iii) the Total Backlog has reached a minimum of C$[********].
Form of Redemption/Repurchase	Any repurchase or redemption may be in the form of cash or Telesat Parent Shares, or a combination thereof, as Borrower or Telesat Parent may elect, provided that (i) the Telesat Parent Shares are listed on Nasdaq or the TSX, (ii) the amount of Parent Shares to be delivered (“Redemption Shares”) shall have a fair market value (based on the 20-day VWAP on the principal exchange for the Telesat Parent Shares) equal to 105% of the amount of the redemption or repurchase price being paid in Redemption Shares, (iii) the Redemption Shares received by Canada shall be freely tradeable in Canada and the United States without any transfer restriction or hold period, and (iv) the number of Redemption Shares to be delivered shall not result in Canada holding more than 9.9% of any class of shares of Telesat Parent or of the voting rights attached to all outstanding Telesat Parent Shares, in each case assuming exercise of any Warrants held by Canada.
Liquidation Preference	In the event of the liquidation, dissolution or winding-up of Telesat LEO, the holders of the Canada Preferred Shares will be entitled to be paid an amount per share equal to the Redemption Price plus accrued and unpaid dividends (whether or not declared) to the date of liquidation before any amounts shall be paid to the holders of common shares or of any shares of any other class ranking junior to the Canada Preferred Shares.
Rank	The Canada Preferred Shares will rank on parity with any other preferred shares and in priority to the common shares of Telesat LEO as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding-up.
Governance Rights	For so long as any Canada Preferred Shares are outstanding, in addition to any other vote or approval required under the law or Telesat LEO’s articles or by-laws, Canada will have veto rights over certain corporate actions as set out in Schedule “B” hereto, which veto rights shall be subject to item 4 under “Subordination and Direct Agreement” below.
Information Rights	For so long as any Canada Preferred Shares are outstanding, in addition to any other information rights Canada is entitled to as a shareholder, Canada will have customary information and access rights with respect to Telesat LEO, including the same information and access rights provided to other equity investors and the Senior Lenders.
Tag-Along Rights	Canada will have customary tag-along rights in connection with a permitted sale of shares of Telesat LEO to a bona fide third party.
Transfer Restrictions	Transfers of Telesat LEO shares by Canada, Telesat Shareholders and other equity investors will be prohibited without the consent of the other shareholders and, for so long as any amounts are owing to the Senior Lenders, the Senior Lenders, except for transfers to a Crown corporation on terms mutatis mutandis as set out in this Term Sheet and in accordance with the Subordination and Direct Agreement referred to below.

Corporate Governance and Management

Telesat LEO will maintain corporate governance standards and policies in line with industry best practices (including a number of independent directors equal to the greater of (i) one director, and (ii) 20% of the Telesat LEO Board), as well as processes to address conflicts of interest between Telesat LEO and other Telesat entities.

Compensation for management involved in Project LEO will be set by the Telesat LEO Board and will be on reasonable industry-standard market terms and conditions.

Use of Proceeds	The Subscription Amount will be used exclusively for working capital and operational purposes in connection with Project LEO.

2. Warrant Terms

Warrants	The holder of the Warrants (the “Holder”) may purchase a number of Telesat Parent Shares with an aggregate exercise price equal to the aggregate of (i) 10% of the Principal Amount of the Loan and (ii) 10% of the Subscription Amount of the Preferred Shares (the “Warrant Shares”).
Exercise Price of Warrants	The 180-day volume weighted average trading price of the Telesat Parent Shares on Nasdaq immediately after the listing of the Telesat Parent Shares.
Exercise of Warrants

Warrants may be exercised at any time after the second anniversary of the listing of the Telesat Parent Shares.

In addition to standard cash exercise, Warrants will include a cashless exercise feature to allow the Holder to receive a number of Warrant Shares having an aggregate market value equal to the difference between the aggregate trading price of the underlying shares at the time of exercise and the aggregate warrant exercise price.

Cash settlement feature to allow Telesat Corporation, with the Holder’s consent, to pay the Holder an amount equivalent to the difference between the fair market value of the underlying Warrant Shares and the aggregate Warrant exercise price at the time of exercise.

Term of Warrants	10 years
Transfer Restrictions	No restrictions on the Holder’s transfer of Warrants or Warrant Shares, except for applicable securities laws.
Listing and Reporting Issuer Status	For so long as the Warrants are outstanding or the Holder holds Warrant Shares, Telesat Corporation (or its successor) must maintain its status as a reporting company with the U.S. Securities and Exchange Commission and as a reporting issuer in at least one province or territory of Canada and must maintain listing of the Warrant Shares on the Nasdaq and the TSX.
Warrant Anti-dilution Terms	Standard anti-dilution provisions for stock splits, consolidations, below market rights offerings and extraordinary distributions.

Registration Rights (including Piggyback Rights, Shelf Rights)	• Canada to receive demand registration rights to require Borrower to file a registration statement/prospectus to qualify for distribution/resale of the Warrants, Warrant Shares and Redemption Shares.
• Canada to also have piggyback registration rights.
• Registration rights to continue as long as the Holder (i) owns at least 10% of the outstanding shares of Telesat Corporation on a fully-diluted basis, (ii) is a “control person” under applicable Canadian securities laws or an “affiliate” under applicable U.S. securities laws or (iii) may not sell the Redemption Shares, Warrants or Warrant Shares under Rule 144 of the U.S. Securities Act of 1933 without limitation thereunder.
• Canada’s registration rights will be assignable in connection with a transfer of Redemption Shares, Warrants or Warrant Shares.

C. TERMS APPLICABLE TO EACH INVESTMENT

Conditions to Closing and Advance of the Investments

The availability of the Loan and the closing of the each of the Investments is conditioned upon the satisfaction (or waiver) in the sole discretion of Canada of conditions precedent which are customary for a transaction of this nature and which will include each of the following conditions:

	a)	no event will have occurred which directly or indirectly has or may reasonably be expected to have a material adverse effect on the business, financial or operational condition of Telesat Parent, the Borrower or on Project LEO;
	b)	execution of definitive documentation for the Loan and the Equity Investments, which documentation shall be in form and substance acceptable to Canada, in its sole discretion, and for certainty shall include documentation to provide assurances to Canada of compliance with the Benefit to Canada Clauses (collectively, the “Definitive Documentation”);
	c)	satisfactory completion of due diligence by Canada and its representatives (including business, financial, accounting, legal, tax, regulatory and technical and the related party arrangements described in item (h) below) of the Borrower, Project LEO and Telesat Parent;
	d)	satisfactory review of the terms and conditions of the Senior Loans and the entering into of definitive agreements between the Borrower and the Senior Lenders with respect to the Senior Loans, and Canada shall be satisfied, acting reasonably, that each of the conditions precedent to the initial and subsequent draws thereunder are reasonable and can be satisfied by the Borrower within a time frame satisfactory to Canada;
	e)	satisfactory review of the terms and conditions of the IQ Investment and the entering into of definitive documentation between the Borrower and IQ with respect to the IQ Investment, which will require, without limitation, a lump-sum disbursement to the Borrower of at least C$[********] on the Closing Date and, for greater certainty, will contain terms no more favourable to IQ than the terms set forth in the draft letter of intent between Telesat LEO, Telesat Canada and IQ dated January 21, 2021;
	f)	satisfactory review of the terms and conditions of the shareholder(s)’s equity contributions to Telesat LEO and, (i) prior to the making of the Equity Investment by Canada, receipt by Telesat LEO of additional cash equity contributions in an amount not less than US$[********] (not including IQ Investment); and (ii) prior to the making of any advance of the Loan, (i) receipt by Telesat LEO of a cash equity contribution from Telesat Parent in an amount not less than US$[********] (not including the IQ Investment) and (ii) Canada shall be satisfied with the terms of an equity contribution of the C-Band proceeds in an amount not less than US$[********] and the form and substance of the commitment by Telesat Parent to invest such proceeds in Telesat LEO;
	g)	all information provided to Canada, including information relating to intellectual property, licences, capital structure, management structure and any financial information related to Telesat LEO and Project LEO, will be accurate, complete and acceptable to Canada in all material respects;

h)	Except as would not be permitted under the terms of the senior debt of Telesat Parent, Telesat Group will have transferred, or have made available, to Telesat LEO or its subsidiaries (if any) all assets and resources necessary to develop, build, commercialize and operate Project LEO, including all necessary rights to intellectual property, know-how and licences developed or owned by them and their affiliates, relating to Project LEO, and will undertake to make available any other intellectual property, know-how or licences owned by them and their affiliates that is relevant to the carrying out of the Project LEO and its commercialization, and have a management team in place, directly or indirectly, in order to properly manage Project LEO, all of which shall be on terms and conditions satisfactory to Canada;
i)	all material consents, authorizations, approvals or permissions legally required from any Person, regulatory body or governmental authority given the stage of development of Project LEO, including, without limitation, any entity related thereto, in respect of the Project LEO will have been obtained and shall be in full force and effect;
j)	receipt by Canada of all required governmental and internal approvals required for the making of the Investments and satisfaction by Canada of all required duties to consult;
k)	Canada shall have received (a) such legal opinions (including opinions (i) from counsel to Borrower and its subsidiaries and (ii) from such other special and local counsel as may be reasonably required by Canada) and (b) documents and other instruments as are customary for transactions of this type (including evidence of authority and officer’s certificates) as reasonably required by Canada;
l)	Canada shall have received all required “know your client”, anti-money laundering and anti-terrorism documentation and information which shall be satisfactory to Canada;
m)	stock exchange approval shall have been received for issuance of the Warrants;
n)	the “Roll-Up Transaction”, including all related transactions, contemplated by the transaction agreement and plan of merger dated November 23, 2020, between, among others, Loral Space & Communications Inc. and Telesat Canada shall have been completed in accordance the terms of such agreement and related agreements and there shall be no pending or threatened claims, actions, investigation or proceeding related thereto which would reasonably be expected to have a material adverse effect on Telesat Parent or Telesat LEO and any claims between Loral/MHR and PSP Investments shall have been resolved;
o)	all representations and warranties set out in the Definitive Documentation shall be true and correct in all respects (subject to the materiality thresholds contained therein) and no default or event of default under the Definitive Documentation or under the documentation relating to the Senior Loans or other investments shall have occurred and be continuing; and
p)	Canada shall have received such other documents and undertakings that the Lender, acting reasonably, may require to be set out in the Definitive Documentation.

Board Observer	Canada will have the right to appoint an observer to the board of directors of Telesat LEO (the “Board”) at any time, which observer shall be entitled to (i) attend each meeting of the Board and its committees, (ii) all information that is provided to the Board, and (iii) such other privileges as may be reasonably required by Canada.
Subordination and Direct Agreement

Canada will enter into a Subordination and Direct Agreement with the Senior Lenders under which Canada will agree:

1. the Loan and the Canada Preferred Shares shall be fully subordinated and postponed to the full repayment of all amounts owing to the Senior Lenders;

2. Canada will not accelerate the Loan prior to the acceleration of the Senior Loans;

3. until the Senior Loans have been repaid in full, Canada will not seek to petition to wind up the Borrower or commence any insolvency proceedings against the Borrower or Telesat Parent;

4. with respect to the Canada Preferred Shares (i) Canada shall not exercise any of its voting rights in the Borrower in a manner that would cause the Borrower to be in breach of its covenants under the Senior Loans, (ii) the veto rights of Canada shall not apply following any enforcement by the Senior Lenders of their security and (iii) Canada shall not frustrate or take any steps to block any enforcement by the Senior Lenders of their security;

5. Canada shall not transfer the Canada Preferred Shares without the Senior Lenders prior written consent, provided that Canada shall be permitted to transfer the Canada Preferred Shares to a Crown corporation if such transferee enters into a subordination agreement in favour of the Senior Lenders on the same terms and complying with the Senior Lenders KYC requirements;

6. until the Senior Loans have been repaid in full, Canada shall turnover any recovery on liquidation of the Borrower of any amounts received in contravention of the terms agreed in the Subordination and Direct Agreement.

Expenses	Borrower will pay all reasonable out-of-pocket costs and expenses of Canada, including without limitation all reasonable legal, advisor and consultant fees, regardless of whether the Closing Date occurs.
Governing Law	Province of Ontario and the federal laws of Canada applicable therein

Accepted and agreed this 11 day of August 2021

TELESAT LEO INC.
By:	/s/ Daniel Goldberg
	Name:	Daniel Goldberg
	Title:	President & CEO

TELESAT CANADA
By:	/s/ Daniel Goldberg
	Name:	Daniel Goldberg
	Title:	President & CEO

TELESAT CORPORATION
By:	/s/ Daniel Goldberg
	Name:	Daniel Goldberg
	Title:	President & CEO

HER MAJESTY IN RIGHT OF CANADA, as represented by the DEPUTY MINISTER OF INDUSTRY
By:	/s/ Simon Kennedy
	Name:	Simon Kennedy
	Title:	Deputy Minister

Schedule “A”

DEFINED TERMS

“Change of Control” means any of the following events: (i) the occurrence of any transaction or event as a result of which any Person (or group of Persons acting in concert) shall purchase or acquire legal or beneficial ownership, either directly or indirectly, of common shares or other voting securities of Telesat Parent which carry more than 50% of the votes for the election of board of directors of Telesat Parent, (ii) the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of Telesat Parent and its subsidiaries taken as a whole to any Person or group of Persons acting jointly or in concert for purposes of such transaction, (iii) Telesat Parent ceases to own directly or indirectly beneficially and of record 100% of the outstanding common shares or other voting securities of Telesat LEO (excluding any voting securities held by IQ) or (iv) the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of Telesat LEO and its subsidiaries taken as a whole to any Person or group of Persons acting jointly or in concert for purposes of such transaction.

“Closing Date” means the date that all conditions precedent set out in “Conditions to Closing and Advance of Investments” as satisfied (or waived) to the satisfaction of Canada in its sole discretion.

“Equity Investment” means collectively, the issuance of the Canada Preferred Shares and the Warrants.

“Funding Agreement” means the funding agreement between Her Majesty the Queen in Right of Canada and Telesat LEO Incorporated dated September 22, 2020.

“Generation 1” means the first generation of a low earth orbit satellite constellations to be developed, commercialized and operated by the Borrower.

“Generation 2” means the second generation of a low earth orbit satellite constellations to be developed, commercialized and operated by the Borrower.

“IQ Investment” means the C$400,000,000 investment in Telesat LEO to be made by Investissement Quebec.

“IQ Preferred Shares” means C$200,000,000 of preferred shares of Telesat LEO issued to Investissement Quebec as part of the IQ Investment.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, or other entity.

“Project Completion Date” shall have the meaning given to such term in the Senior Loan documentation.

“Project LEO” means the design, construction, delivery, launch, operation and maintenance of the Borrower’s low earth orbit satellite constellation of an initial 298 satellites and associated infrastructure.

“Senior Lenders” means Export Development Canada, the financial institutions insured by Bpifrance Assurance Export and each other lender party to the loan documentation relating to the project financing of Project LEO as more fully described in the “Structure Element Paper for the Proposed Financing of the Telesat Lightspeed LEO Project”.

“Senior Loans” means the loans provided by the Senior Lenders to the Borrower as more fully described in the “Structure Element Paper for the Proposed Financing of the Telesat Lightspeed LEO Project”.

“Strategic Innovation Fund Agreement” means the Strategic Innovation Fund Agreement between Her Majesty the Queen in Right of Canada, Telesat Canada and 10680451 Canada Inc., dated May 22, 2019.

“Telesat Parent” means prior to the Roll-up Transaction, Telesat Canada, and subsequent to the Roll-Up Transaction, Telesat Corporation.

“Telesat Parent Shares” means Telesat Corporation Class A common shares.

“Telesat Group” means Telesat Parent together with its affiliates and subsidiaries.

SCHEDULE B

VETO RIGHTS

For the avoidance of doubt, references to Telesat LEO in this schedule refers to Telesat LEO on a consolidated basis including its subsidiaries.

1.	(i) Any relocation of the Network Operations Center (NOC), a Satellite Operations Center (SOC), Cyber Operations Center (Cyber-Security operations), Data Center, advanced Engineering Lab and IT network support outside of Canada prior to 2041, (ii) consent to any supplier or subcontractor relocating any satellite assembly activity for Generation 1 outside Canada, or (iii) any action that would result in a breach of any of the Benefit to Canada Clauses.

2.	Any action, step or proceeding for the voluntary or involuntary liquidation, dissolution or winding-up of Telesat LEO, the acknowledgement of Telesat LEO’s insolvency, the general assignment of Telesat LEO’s property for the benefit of its creditors or the filing of a proposal in favor of such creditors under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other law applicable with respect to bankruptcy and insolvency or restructuring.

3.	Create, or authorize the creation of, any new class or series of shares in the capital of Telesat LEO; or issue, or obligate Telesat LEO to issue, any shares of any class or series in the capital of Telesat LEO, or any securities convertible or exchangeable into such shares, to any Person other than shares ranking junior to the Canada Preferred Shares to a Telesat Shareholder.

4.	Authorize the redemption, repurchase or cancellation of any shares in the capital of Telesat LEO, other than as contemplated hereunder.

5.	The sale, assignment, alienation, transfer, lease or other disposition of, or granting of a charge, security or encumbrance on, all or substantially all of the assets of Telesat LEO, other than as contemplated hereunder.

6.	Any material amendment to the articles, by-laws or other constating documents of Telesat LEO or to the terms of any of the agreements or instruments related to the IQ Investment.

7.	Any material change in the activities or business of Telesat LEO.

8.	The sale, lease, transfer or other disposition of any material asset (tangible or intangible), including any licenses, of Telesat LEO outside the ordinary course of business, except for the sale, transfer or other disposition of assets (other than licenses) for fair market value consideration not exceeding in the aggregate 10% of the total assets of Telesat LEO on a cumulative basis.

9.	The declaration or payment of any dividends or distributions by Telesat LEO, except for dividends or distributions declared or paid in accordance with a distribution policy approved by Canada.

10.	The conclusion of any contract or agreement by Telesat LEO with any Person not dealing at arm’s length with any member of the Telesat Group or any of Telesat LEO’s Affiliates, except a non-material contract or agreement with an Affiliate of Telesat LEO, which is in the ordinary course of business of Telesat LEO, and which is upon fair and reasonable terms not less favourable to Telesat LEO than it would obtain in a comparable arms-length transaction.

11.	The acquisition, in whole or in part, of shares or assets of any corporation outside the ordinary course of Telesat LEO’s business.

12.	The creation, acquisition or disposition, as the case may be, of any subsidiary or Person related to Telesat LEO outside the ordinary course of Telesat LEO’s business.

13.	Any amalgamation, arrangement, merger or other business combination involving Telesat LEO.

Notwithstanding anything to the contrary, Canada acknowledges that the aforementioned veto rights shall be subject to item 4 under “Subordination and Direct Agreement” above.